August 25, 2009

VIA EDGAR AND FACSIMILE

Mr. Mark C. Shannon

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 1-32886

Dear Mr. Shannon:

Continental Resources, Inc. (the “Company”) acknowledges receipt of your comment letter dated August 14, 2009 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, filed February 27, 2009, File No. 001-32866.

We are in the process of preparing a response to the Comment Letter and furnishing the requested supplemental information to the Staff. In light of the conflicting schedules of the financial reporting team at the Company and members of the Company’s Audit Committee, the Company will be delayed in furnishing its response to the Staff. The Company expects it will file all responses to and furnish all information required by the Comment Letter by September 18, 2009.

Sincerely,

/s/ John D. Hart
John D. Hart
Chief Financial Officer

Cc:
Claude Seaman
Don Fischbach
David P. Oelman
Rick McCune